CITIGROUP GLOBAL MARKETS INC. 388 Greenwich Street New York, NY 10013	GOLDMAN, SACHS & CO. 200 West Street New York, NY 10282	J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179

August 6, 2014

Re:	SYNCHRONY FINANCIAL Registration Statement on Form S-1 Registration File No. 333-197244

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 988 copies of the Preliminary Prospectus dated August 4, 2014 and included in the Registration Statement on Form S-1, as filed on July 3, 2014, and as amended, were distributed through 6:00 p.m., Eastern Time, August 4, 2014 to prospective underwriters, dealers, institutions and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of SYNCHRONY FINANCIAL for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 1:00 p.m. Eastern Time on August 6, 2014, or as soon thereafter as practicable.

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Very truly yours,

Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC

Acting severally on behalf of themselves and the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack D. McSpadden, Jr.
	Name:	Jack D. McSpadden, Jr.
	Title:	Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Som Bhattacharyya
	Name:	Som Bhattacharyya
	Title:	Vice President

[Signature Page to Acceleration Request (Debt)]